EXHIBIT 6.1

Grupo TMM and Subsidiaries

Computation of Earnings per Share (IFRS)

	December 31,
(In thousands of Pesos except ratio data)	2015	2014	2013	2012	2011
Shares at the end of period	102,182,841	102,182,841	102,182,841	102,182,841	102,182,841
Yearly weighted average shares	102,182,841	102,182,841	102,182,841	102,182,841	102,176,138
Net (Loss) Income from continuing operations	(952,942)	(423,513)	(487,939)	(615,836)	485,361
Net (Loss) Income from discontinued operations	(65,928)	(90,968)	(63,482)	(165,280)	(293,778)
Net (Loss) Income for the year Attributable to Stockholders of Grupo TMM, S.A.B.	(1,016,620)	(516,902)	(556,406)	(786,454)	179,044
(Loss) Earnings per share from continuing operations	(9.326)	(4.145)	(4.775)	(6.027)	4.750
(Loss) Earnings per share from discontinued operations	(0.645)	(0.890)	(0.621)	(1.617)	(2.875)
(Loss) Earnings per share Attributable to Stockholders of Grupo TMM, S.A.B.	(9.949)	(5.059)	(5.445)	(7.697)	1.752